June 29, 2018

VIA EDGAR

Ms. Claire Erlanger
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:     CSX Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 7, 2018
Form 10-Q for the Fiscal Period Ended March 31, 2018
Filed April 18, 2018
File No. 001-08022

Dear Ms. Erlanger:

CSX Corporation (“CSX” or the “Company”) is writing in response to the staff’s comment letter dated June 21, 2018 with respect to the above-referenced filings. CSX believes this letter responds fully to the staff’s comments. For the convenience of the staff, the comment is set forth below, followed by the Company’s response.

Form 10-Q for the Fiscal Period Ended March 31, 2018

Note 11 - Revenues, page 23

1. We note that you report revenue from interline transportation services on a net basis. Please provide us with your analysis regarding how you determined you were an agent in these transactions. Reference ASC 606-10-55-36 through 39.

CSX Response
SUMMARY:

The Company determines whether revenue should be reported on a gross or net basis by assessing whether the Company is acting as the “principal” or an “agent” in the transaction, as those terms are defined in the relevant accounting guidance under ASC 606, Revenue from Contracts with Customers. If the Company is acting as the principal in a transaction, revenue is reported on a gross basis. If the Company is acting as an agent in a transaction, revenue is reported on a net basis. In determining whether the Company acts as the principal or an agent, the Company applies ASC 606 and assesses: (1) if another party is involved in providing transportation services to the customer, and (2) whether CSX controls the specified services prior to transferring control to the customer.

Ms. Claire Erlanger
U. S. Securities and Exchange Commission
June 29, 2018

The Company’s interline transportation services arrangements involve the services of CSX and at least one other railroad as a participating carrier for a freight shipment that includes one or more connecting segments in the shipping route. CSX, as the originating carrier, executes the contract with the customer via receipt of a bill of lading for transportation services based on a negotiated price contained in a transportation services agreement or a publicly disclosed tariff rate. At the customer’s direction, CSX involves another participating carrier for segments of the service that are not on CSX’s network. Each segment of the shipment, including a segment performed by a participating carrier, is separately identifiable and represents a separate performance obligation in the overall bill of lading. Each carrier’s operations and control are limited by law to its own rail network, so the participating carrier exclusively controls the operations of its shipping segments. CSX does not have control over the participating carrier’s shipping segment, but rather acts as the agent in procuring price quotes from the participating carrier to assemble the interline rate. The customer sends CSX the bill of lading, which identifies each participating carrier in the shipping route. Each railroad performs its transportation service and CSX bills the customer for all services and pays the participating carrier its portion of the revenue.

For the reasons summarized above and further described in the subsequent analysis, total revenue for an entire interline transportation shipment is recognized on a net basis as follows:

1.
For the segment of the shipment operated by CSX, CSX is the principal as it controls the specified services. Amounts billed for this segment are reflected in revenue on CSX’s consolidated income statement.

2.
For the segment of the shipment operated by a participating carrier, CSX is the agent. Amounts billed to and received from the customer for this segment are remitted to the participating carrier by CSX and the result is no revenue recognized on CSX’s consolidated income statement.

ANALYSIS:
Connecting Segments are Separate Performance Obligations
In accordance with the guidance in ASC 606-10-25-19 through 22, the Company first evaluated whether each segment in an interline transportation services shipping route is a separate performance obligation that is distinct and separately identifiable. For these arrangements, the Company’s promises are (i) to transport the customer’s commodities for the segment it is responsible for, and (ii) to arrange shipment with and consolidate billing for the participating carrier for its separate segment of the shipment. In addition, the segment of the shipment performed by the participating carrier does not require any significant integration efforts from CSX as each segment of the shipment is, as required by law, independent of the other and only requires the coordination of interchange schedules. Each segment of the shipment, including a segment performed by a participating carrier, is separately identifiable, is separately performed and has utility to the customer on its own once completed. Given these considerations, the Company determined that each segment of an interline transportation services shipping route represents a separate performance obligation.

Ms. Claire Erlanger
U. S. Securities and Exchange Commission
June 29, 2018

Principal vs. Agent Considerations
Segment of Transportation Services Provided by CSX
ASC 606-10-55-36 requires that an entity evaluate whether the nature of its performance obligation is to provide the specified service itself (i.e. the entity is a principal) or to arrange for another party to perform the services (i.e. the entity is an agent), but clarifies that in an arrangement with more than one specified service, an entity may be a principal for some specified services and an agent for others. As noted above, the Company believes that each segment of the shipping route in an interline transportation services arrangement represents a separate performance obligation and CSX and the participating carrier are each responsible for their specific segments of the shipment. Based on the guidance considered in ASC 606-10-55-36 through 39, the Company determined that it is the principal during the segment of the shipment operated by CSX because it controls the specified services during its segment. Accordingly, the amounts billed for this segment are reflected in revenue.

Segment of Transportation Services Provided by Participating Carrier
To determine whether CSX is a principal or an agent for the segment of a shipment performed by a participating carrier, the Company evaluated ASC 606-10-55-39, which provides considerations for determining whether the entity controls the specified services before transferring them to the customer.

A.
Responsibility for Fulfilling the Promise Considerations - Each shipping segment is a separate performance obligation that represents each carrier’s respective promise to the customer. The considerations below indicate that the participating carrier has control of the specified service during its segment of the shipment.

•
Service separately identifiable - As noted above, the segment of the shipment performed by the participating carrier is separately identifiable, is performed separately from other portions of the shipment and has utility to the customer on its own once completed.

•
Promise to provide the specified good or service - The Company and the participating carrier are parties to the transportation service agreements with the customer, and each railroad is separately responsible for fulfilling its respective promise to provide transportation services to the customer.

•
Customer knowledge - The customer is aware that the shipping route involves a participating carrier, as the customer has visibility during the scheduling process through CSX’s shipping system. The entire route is also indicated on the waybill shipping document, which is available to the customer prior to the commencement of a shipment.

•
Railroad operations and personnel - By law, CSX is prohibited from operating the participating carrier’s train or in directing the participating carrier’s personnel for their segment of the shipment. Additionally, the participating carrier is responsible for the operating costs it incurs during its segment of the shipment.

B.
Inventory Risk Considerations - CSX does not have inventory risk for the segment performed by the participating carrier before the specified service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return).

•
Inventory risk - If the customer stops the shipment or does not allow the shipment of its commodities for the shipping segment operated by the participating carrier, CSX does not have a right to resell or use the participating carrier’s shipping segment and has no obligation to pay the participating carrier for any unused shipping segment.

•	Legal risk for customer’s goods - The participating carrier assumes all legal responsibility when the customer’s goods are being transported on the participating carrier’s railroad.

Ms. Claire Erlanger
U. S. Securities and Exchange Commission
June 29, 2018

C.
Pricing Considerations - For the majority of interline shipments, the rates for the participating carrier’s segment are negotiated between CSX and the participating carrier prior to finalizing the contract and scheduling the move with the customer. Therefore, the participating carrier has discretion in establishing the price for the service that takes place on the participating carrier’s railroad, which indicates that the participating carrier controls the service for this segment of the move. In addition, there is no profit added by CSX to the cost component of the participating carrier’s rail services. The establishment of interline movements, and the discussions between railroads for interline rate-making, are recognized as necessary and appropriate by the U.S. Surface Transportation Board and the broader regulatory framework it administers. (See, e.g., 49 USC Sec. 10702-10706.)

Conclusion:
Pursuant to the guidance in ASC 606-10-55-36 through 39, and the conclusions above, the Company determined that it is the agent for the segment of the shipment operated by a participating carrier and therefore recognizes revenue on a net basis.

Please do not hesitate to contact me at (904) 359-3596 or Angela C. Williams, Vice President & Controller, at (904) 366-4365 if you would like additional information or if the staff has additional comments.

Very truly yours,

/s/ Frank A. Lonegro
Frank A. Lonegro
Executive Vice President & Chief Financial Officer
CSX Corporation

cc:
Nathan D. Goldman
Executive Vice President & Chief Legal Officer
CSX Corporation

Angela C. Williams
Vice President & Controller
CSX Corporation